T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED
2004 NOV 18 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

04046196

SUPPL

Your ref. file number is 82-5125
Our ref. Investor Relations
Telephone +49 6151 680-2931
Date November 11, 2004
Subject T-Online International AG

To whom it may concern:

Please find enclosed

- the Ad hoc Notification of November 8, 2004, regarding to the Agreement in Principle with Deutsche Telekom AG;
- the Ad hoc Notification of November 9, 2004, regarding the third quarter 2004 results;
- the press release of November 9, 2004, regarding the third quarter 2004 results;
- the press release of November 11, 2004, regarding the Musicload agreement with the VUT umbrella association of independent recording studios;
- the press release of November 11, 2004, regarding the Musicload agreement on a long-term distribution alliance with Four Music.

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

dlw 11/22

Enclosure

Press Release

RECEIVED
2004 NOV 19 P 1:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

T-Online increases broadband growth:
Record 291,000 new DSL tariff customers in third quarter of 2004 in Germany – significant increase in operating profit, EBITDA and group net income – range of broadband contents expanded

T-Online/Darmstadt, November 9, 2004 – T-Online International AG strengthened its growth in the broadband market in the third quarter of 2004 and successfully continued the positive development. With 291,000 new customers using the DSL tariff in Germany, T-Online generated record numbers in the third quarter and an increase of 11 percent in DSL customers over the previous quarter. The total number of customers using DSL tariffs has increased group-wide by 753,000 since the beginning of the year. Group revenues rose in the same period to €1,473.4 million, an increase of 10.3 percent compared with €1,336.0 million* in the corresponding period last year.

The strong growth in DSL tariff customers is primarily a result of the success of the "Three Times Zero" advertising campaign in which T-Online made it even more attractive for new customers in the German market to sign up to broadband Internet – an offer which was limited to August and September. "The stronger the growth on the DSL access market, the greater our share will also become as we attract large customer segments. We are well on our way to reaching our target of winning 50 percent of the new T-DSL customers in 2004", explains T-Online CEO Rainer Beaujean.

Key financial figures improved.

In a highly competitive environment, T-Online also managed to further improve the key financial figures for operations in the third quarter of 2004. EBITDA, operating profit as well as group net income were markedly up on the previous year and underscore T-Online's consistent focus on profitable growth.

Group EBITDA improved to a new high of €134.5 million from €81 million without significant one-time influences*. Operating profit for the group increased to €109.6 million from €61.2 million in the third quarter of 2003. Group net income is €86.6 million after a loss of €31 million in the corresponding period last year.

The improvement in the key financial figures is reflected in T-Online's German as well as international market segment: in the "Germany" segment, operating profit rose from €75.6 million last year to €113.6 million, while EBITDA increased from €91.6 million in the third quarter of 2003 to €132.4 million. In the "Rest of Europe", which closed the second quarter of 2004 for the first time with positive EBITDA, operating profit in the third quarter was minus €3.7 million compared with minus €11.2 million last year, while EBITDA increased to €2.3 million after a loss of €7.4 million in the third quarter of 2003.

Earning power enhanced.

The basis for the continued positive financial trend is the further increase in the company's earning power. The gross margin, which is revenue minus goods and services purchases, amounted to 69.9 percent in the third quarter compared with 59.3 percent in the same quarter last year and thus reached a new high. Aside from further improved utilization of the daily traffic curve in the peak load model with positive effects on goods and services purchases, the company above all reduced other cost of sales. The increase in selling costs, up €11.1 million from the previous quarter, is mainly a result of the "Three Times Zero" advertising campaign. However, the ratio between selling costs and revenue remains constant, which underlines T-Online's efficient resource management.

In terms of revenue, the ARPU (Average Revenue per User) also continued to rise compared with the previous year. T-Online improved the average revenue from fixed and usage-based charges ("blended ARPU") in the group from €14.5 in the third quarter of 2003 to €15. Aside from growth in DSL tariffs, this development in the "Germany" segment as well as the "Rest of Europe" segment is a result of the increased acceptance of the paid contents and services that customers can book in addition to Internet access.

Broadband contents expanded further.

T-Online further developed its range of broadband contents in the third quarter of 2004. T-Online has been cooperating with "Twentieth Century Fox", the fourth biggest Hollywood film studio and one of the most important, since August 2004. T-Online is therefore adding further highlights to its unique range of international and national cinema films like "Speed", "Titanic" or "The Day after Tomorrow". T-Online is negotiating with other film studios in order to expand the broadband portal T-Online Vision and its Video on Demand service.

Musicload, T-Online's music portal, boasted 350,000 titles at the end of the third quarter and has already eclipsed the milestone of offering 300,000 titles by the end of the year, achieving this by the end of September. According to a recent survey by Media Control, Musicload achieved a 55 percent share in Top20 Download Charts and is therefore the most successful German provider of legal music downloads at present.

In terms of marketing content for mobile terminals, T-Online already managed in the last quarter to sign up three mobile phone providers – T-Mobile, Vodafone and O2 – to provide moving pictures and videostreams having acquired the rights from the German Soccer League (DFL) to report on Bundesliga soccer matches. It has thus continued to tap a new segment in the broadband market.

---

*Significant one-time influences in the prior year included the sale of t-info in the second quarter of 2003. In the third quarter of 2003, a write-up in the carrying amount of the shareholding in comdirect amounted to €34 million.

T-Online International AG holds a 21.35 percent interest in comdirect bank AG. Effects are listed in the quarterly report.

Key financial data for the 3. quarter and the first three quarters (Q1-Q3 cum.) 2004

Negative amounts in parentheses.

■ Main statement of income items 3. quarter (Group)

The percentage figures columns are with reference to Group revenue. Data recorded for the Group.

	3. Qu. 2004	3. Qu. 2003*	Change	3. Qu. 2004	3. Qu. 2003*
	in Mio. €	in Mio. €	in %	in %	in %
Net revenues	485,2	452,7	7	100	100
Goods and services purchases	146,2	184,3	21	30,1	40,7
Gross margin	339,0	268,4	26	69,9	59,3
Other cost of sales	66,3	74,5	11	13,7	16,5
Selling costs	138,8	127,8	(9)	28,6	28,2
Administrative costs	22,1	17,3	(28)	4,6	3,8
Operating profit	109,6	61,2	79	22,6	13,5
EBITDA	134,5	81,0	66	27,7	17,9
Earings before taxes	141,0	3,6	--	29,1	0,8
Income tax	54,2	34,5	(57)	11,2	7,6
Group net income	86,6	(31,0)	--	17,8	(6,8)
Earnings per share €	0,07	(0,03)	--	--	--

* In the third quarter 2003, a write-up in the carrying amount of the shareholding in comdirect amounted to €34 million. T-Online International AG holds a 21.35 percent interest in comdirect bank AG. Effects are listed in the quarterly report.

Main statement of income items first three quarters 2004 (Group)

The percentage figures columns are with reference to Group revenue. Data recorded for the Group.

	Q1-Q3 2004	Q1-Q3 2003*	Change	Q1-Q3 2004	Q1-Q3 2003*
	in Mio. €	in Mio. €	in %	in %	in %
Net revenues	1473,4	1336,0	10	100	100
Goods and services purchases	513,7	565,4	9	34,9	42,3
Gross margin	959,7	770,6	25	65,1	57,7
Other cost of sales	187,8	194,8	4	12,7	14,6
Selling costs	397,9	357,3	(11)	27,0	26,7
Administrative costs	70,2	67,4	(4)	4,8	5,0
Operating profit	311,9	181,6	72	21,2	13,6
EBITDA	382,8	234,6	63	26,0	17,6
Earings before taxes	404,2	0,8	--	27,4	0,1
Income tax	149,8*	105,8	(42)	10,2	7,9
Group net income	254,2*	(102,3)	--	17,2	(7,7)
Earnings per share €	0,21	(0,08)	--	--	--

* Significant one-time influences in the prior year included the sale of t-info in the second quarter of 2003. In the third quarter 2003, a write-up in the carrying amount of the shareholding in comdirect amounted to €34 million. T-Online International AG holds a 21.35 percent interest in comdirect bank AG. A one-time tax expense was recorded in 2004 as a result of tax rates in Austria; this only impacts the group net income, however. Effects are listed in the quarterly report.

Revenues 3. quarter 2004

	3.Qu. 2004	3. Qu. 2003	Change
	in Mio. €	in Mio. €	in %
Segment „Germany“	433,6	411,1	6
Subscription Fees	250,9	232,3	8
Usage Fees	126,2	127,6	(1)
Advertising/B2B	56,5	51,2	10
Of which:portal agreement Deutsche Telekom AG	37,0	37,0	0
Of which „Germany“	19,5	14,2	38
Segment „Rest of Europe“	55,8	42,3	32
Subscription Fees	39,4	33,9	16
Usage Fees	7,3	6,6	11
Advertising/B2B	9,1	1,8	400
Consolidation	(4,2)	(0,7)	--
Total revenues (Group)	485,2	452,7	7
Subscription Fees	290,3	266,2	9
Usage Fees	132,9	134,1	(1)
Advertising/B2B	62,0	52,4	18
Without portal agreement DTAG	25,0	15,4	63

■ Revenues Q1-Q3 (cum.) 2004

* For better comparability, the prior-year figures are restated to exclude t-info, which was sold in the second quarter of 2003.

	Q1-Q3 2004	Q1-Q3 2003 *	Change
	in Mio. €	in Mio. €	in %
Segment „Germany"	1313,2	1213,5	8
Subscription Fees	748,9	650,9	15
Usage Fees	404,3	414,0	(2)
Advertising/B2B	160,0	148,6	8
Of which:portal agreement Deutsche Telekom AG	111,1	111,1	0
Of which „Germany"	48,9	37,5	31
Segment „Rest of Europe"	168,9	124,2	36
Subscription Fees	120,5	93,4	29
Usage Fees	25,8	22,0	17
Advertising/B2B	22,6	8,8	157
Consolidation	(8,7)	(1,7)	
Total revenues (Group)	1473,4	1336,0	10
Subscription Fees	869,4	744,3	17
Usage Fees	429,5	436,0	(2)
Advertising/B2B	174,5	155,7	12
Without portal agreement DTAG	63,4	44,6	42

ARPU

	3. Qu. 2004	3. Qu. 2003	Q1-Q3 2004	Q1-Q3 2003
Group	**in €**	**in €**	**in €**	**in €**
Blended	15,0	14,5	15,5	14,5
Subscription	11,4	10,8	11,5	10,2
Usage	4,7	4,9	5,1	5,3

ARPU – Average Revenues per User
Blended – Average Revenues taken from the monthly fees and from usage fees

Customers

	Q3 2004	Q3 2003
	in Mio.	**in Mio.**
Registered customers	**13,37**	**12,90**
"Germany"	**11,31**	**10,57**
Of whom with DSL tariffs	2,91	2,11
Of whom with narrowband tariffs	5,11	5,63
Of whom PAYG (usage < 30 days)	0,77	0,79
Of whom PAYG (usage > 30 days)	2,52	2,04
"Rest of Europe"	**2,06**	**2,33**
Of whom with DSL tariffs	0,31	0,22
Of whom with narrowband tariffs	0,24	0,31
Of whom PAYG (usage < 30 days)	0,13	0,17
Of whom PAYG (usage > 30 days)	1,38	1,63

PAYG: Pay as you go – customers using call-by-call rates

T-Online International AG
Corporate Communications

Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-869
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Mark Nierwetberg

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

Adhoc Release

RECEIVED

2004 NOV 18 P 1:37

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

T-Online and Deutsche Telekom enter into agreement in principle on merger

T-Online International AG, Darmstadt, and Deutsche Telekom AG, Bonn, have with the unanimous consent of the supervisory board of T-Online International AG entered into an agreement in principle on basic features of a possible merger of T-Online International AG into Deutsche Telekom AG today at 10.15 a.m. These basic features comprise, inter alia, the following:

- The current business of T-Online International AG shall be continued within Deutsche Telekom AG as an independent organisational unit with its own management and its own profit and loss responsibility and shall be integrated in the new strategic business division "Broadband/Fixed Network" of Deutsche Telekom AG. In this context, the introduction of an integrated broadband strategy is planned with combined offerings for access, communication and entertainment services ("Triple Play"). The development and marketing of all IP products of the business division "Broadband/Fixed Network", in particular "Triple Play" products, will continue to be the responsibility of the organisational unit T Online. The parties are expecting growth synergies from the planned strategic approach with a net present value in the range of at least approximately Euro 1 billion.

- Following the merger, the organisational unit T-Online shall continue to be the only internet service provider ("ISP") within the strategic business division "Broadband/Fixed Network" and will in addition be assigned the management and coordination of the ISP business within the Deutsche Telekom group.

- The exchange ratio shall be determined by performing a discounted future earnings valuation (“Ertragswertverfahren") of both companies in accordance with the generally accepted principles of the German Institute of Chartered Accountants (“Institut der Wirtschaftsprü-fer ") and court rulings of the supreme courts, and based on a ten-year planning period.

The effective date of the merger shall be 1 January 2005. The timetable for the merger will be the subject matter of further coordination. The two companies will be evaluated in the coming months. Subsequently, the exchange ratio will be established.

End of ad hoc announcement

WKN 555770; ISIN: DE0005557706; Index: TecDax, Nemax50
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

Supplementary information:

The agreement in principle further provides that the employees and the management board of T Online International AG will continue to play an essential role in the development of the broadband business of Deutsche Telekom AG and will assume special responsibility for the introduction of an integrated broadband strategy. In the planned Executive Committee of the business division "Broadband/Fixed Network", T-Online will be represented by at least three members who will have material functions for the whole of this business division.

The Corporate Identity formed by T-Online International AG shall continue to be maintained in the new business division "Broadband/Fixed Network" and will be promoted by the management of the organisational unit T-Online. The trademark "T-Online" will continue to be used as an independent product trademark for all IP-based services provided by Deutsche Telekom AG for the mass market. All brands of T-Online AG will continue to exist, including as part of the trademark structure of the business division "Broadband/Fixed Network", and will continue to be managed by the organisational unit T-Online within its scope of responsibility.

The merger is not intended to result in less favourable conditions for the employees, e.g. with regard to pension plans or "incentives", nor in redundancies for operational reasons. The main business locations in Darmstadt, Kiel, Oldenburg and Ulm shall be maintained.

It is not planned to break up T-Online as an organisational unit within Deutsche Telekom AG, and this will in no event be a subject matter of discussion before 31 December 2007.

T-Online International AG
Investor Relations

Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2929, **Fax** (0 6151) 680-299
E-Mail: ir@t-online.net

Adhoc-Mitteilungen sind online abrufbar unter **www.t-online.net**
Adhoc releases are available online at **www.t-online.net**

291,000 new DSL customers in third quarter of 2004 in Germany – significant increase in operating profit, EBITDA and group net income

T-Online/Darmstadt, November 9, 2004 –

The T-Online management board approved the third quarter 2004 results at 07.45 a.m.

T-Online International AG strengthened its growth in the broadband market in the third quarter of 2004 and continued the positive development. With 291,000 new customers using the DSL tariff in Germany, T-Online generated an increase of 11 percent in DSL customers over the previous quarter. The total number of customers using DSL tariffs has increased group-wide by 753,000 since the beginning of the year. Group revenues rose in the same period to €1,473.4 million, an increase of 10.3 percent compared with €1,336 million* in the corresponding period last year.

In a highly competitive environment, T-Online managed to further improve the key financial figures for operations compared to the previous year reporting period. Group EBITDA improved to € 382.8 million in the first three quarters 2004 from € 234,6 million in the same period 2003 without significant one-time influences*. Operating profit for the group increased to € 311.9 million from € 181.6 million in first three quarters of 2003. Group net income is € 254.2 million after a loss of € 102.3 million in the corresponding period last year. The improvement in the key financial figures is reflected in T-Online's German as well as international market segment.

The basis for the continued positive financial trend is the further increase in the company's earning power. The gross margin rose steadily through

the first three quarters of 2004, giving an average of 65.1 percent for the nine-month period as a whole, compared to 57.7 percent the same time last year.

In terms of revenue, the ARPU (Average Revenue per User) continued to increase compared with the previous year. T-Online improved the average revenue from fixed and usage-based charges ("blended ARPU") in the group from €14.5 in the first three quarters of 2003 to €15.5 in the same period this year.

*Significant one-time influences in the prior year included the sale of t-info in the second quarter of 2003. A nonrecurring tax charge was incurred in 2004 due to a change in Austrian tax rates. Effects are listed in the quarterly report on page 20.

End of ad hoc announcement

WKN 555770; ISIN: DE0005557706; Index: TecDax, Nemax50
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

Supplementary information:

Overview: Key financial data

Negative numbers in brackets

The percentages are calculated as a percentage of total revenues.

	Q1-Q3 2004	Q1-Q3 2003*	Q1-Q3 2004	Q1-Q3 2003*
	Millions of €	Millions of €	%	%
Net revenues	1473.4	1336.0	100	100
Goods and services purchases	513.7	565.4	34.9	42.3
Gross margin	959.7	770.6	65.1	57.7
Operating profit	311.9	181.6	21.2	13.6
EBITDA	382.8	234.6	26.0	17.6
Earnings before taxes	404.2	0.8	27.4	0.1
Income taxes	149.8*	105.8	10.2	7.9
Group net income	254.2*	(102.3)	17.2	(7.7)
Earnings per share €	0.21	(0.08)	--	--

*Significant one-time influences in the prior year included the sale of t-info in the second quarter of2003. A nonrecurring tax charge was incurred in 2004 due to a change in Austrian tax rates. Effects are listed in the quarterly report on page 20.

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt, Germany
Phone +49 (0) 6151 680-2929, **Fax** +49 (0) 6151 680-299
E-Mail: ir@t-online.net

Adhoc releases are available online at **www.t-online.net**

Pressemitteilung/Press Release

Musicload baut Angebot an Independent-Musik aus - Online-Plattform schließt Rahmenvertrag mit VUT

T-Online/Darmstadt, 11. November 2004 - Musicload von T-Online hat gemeinsam mit dem Verband unabhängiger Tonträgerunternehmen, Musikverlage und Musikproduzenten e.V. (VUT) eine verbindliche Regelung unterzeichnet: Ab November 2004 wird jede Kooperation zwischen Mitgliedern des VUT und Musicload durch einen Rahmenvertrag vereinfacht.

„Musik von Independent-Labels ist für unsere Plattform unverzichtbar, denn wir wollen unseren Kunden Vielfalt bieten", unterstreicht Thorsten Schliesche, Senior Manager Produktmarketing eCommerce bei T-Online das Engagement. „Durch die Rahmenvereinbarung mit dem VUT schaffen wir die Grundlage für erfolgreiche Geschäftsbeziehungen mit den Verbandsmitgliedern." Der Vertrag regelt alle wesentlichen Parameter des digitalen Musikvertriebs.

Der VUT ist mit 900 kleinen und mittelständischen Unternehmen aus der Musikbranche ein wichtiger Partner für Musicload. Die neue Vertragsfassung steht allen Mitgliedern zur Verfügung. Musicload geht davon aus, dass sich bis zu 400 der angeschlossenen Labels auf dieser Grundlage für eine gemeinsame Geschäftsbeziehung entscheiden. Das Musikportal von T-Online setzt auf unabhängige Labels. Sie bilden musikalische Trends aus Deutschland ab, besetzen Nischen und stehen somit für ein informiertes und aufgeschlossenes Publikum. Das beweist auch die Nachfrage: „Unsere Kunden fragen häufig Independent-Künstler nach", so Thorsten Schliesche. Damit bestätigt der Manager die Entwicklung: Musik von unabhängigen Labels wird vermehrt online gekauft.

Eva Kiltz, Geschäftsleitung des VUT: „Wir freuen uns sehr, dass es uns gemeinsam mit T-Online gelungen ist, unabhängigen Musikunternehmen über diese Rahmenvereinbarung den Zugang zu Musicload zu erleichtern. Wir hoffen sehr, dass viele unserer Mitglieder dieses Angebot nutzen werden, damit in Zukunft noch mehr Hörer und Musikfans Zugriff auf aktuelle, vielfältige Musik aus dem Independent Bereich bekommen können."

Musicload von T-Online startete am 11. Oktober 2003. Das Portal zählt heute zu den führenden Anbietern für legalen Musikdownload. Musicload bietet mehr als 360.000 Titel, hat 450.000 Kunden und verzeichnete im Oktober 910.000 heruntergeladene Dateien. Davon wurden 290.000 Downloads im Rahmen der 1-Cent-Geburtstagsaktion am 11. Oktober verkauft. Mit diesen Ergebnissen ist Musicload besonders bei den Top-Ten-Single-Charts erfolgreich. Die Plattform von T-Online arbeitet mit allen großen Plattenfirmen aber auch mit Independent Labels zusammen. Ein Titel kostet bei Musicload zwischen 99 Cent und 1,59 Euro, ein Album ab 9,95 Euro.

Musicload expands independent label range - Online platform concludes contract with VUT trade association

T-Online/Darmstadt, 11 November 2004 - Musicload, the T-Online music portal, has signed an agreement with the VUT umbrella association of independent recording studios, music publishers and music producers. From November 2004, all cooperation between VUT members and Musicload will be simplified by a basic contract.

"Music from independent labels is indispensable for our platform since we aim to offer our customers maximum variety," says Thorsten Schliesche, Senior Manager Product Marketing eCommerce at T-Online. "Through this blanket agreement with VUT, we lay the foundation for successful business relations with the federation's members." The agreement regulates all key parameters of digital music distribution.

Representing 850 small and medium-sized companies in the music industry, VUT is an important partner for Musicload. The new contractual arrangement is open to all members. Musicload expects that up to 400 of the affiliated labels will opt for mutual business relations on this basis. The T-Online music portal puts a premium on independent labels. They reflect musical trends from Germany, occupy niche positions, and thus stand for an informed and open-minded audience. As shown by demand: "Our customers frequently ask for independent artists," says Schliesche, confirming that music from indie labels is increasingly purchased online.

„We are pleased that we have reached this general agreement with T-Online which eases the access to musicload for independent music labels. We hope, that our members will take advantage of this opportunity, giving more customers access to the broad variety of music from independent labels", says Eva Kiltz, general management of VUT.

Musicload by T-Online was launched on 11 October 2003. The portal today is one of the leading providers of legal music downloads. Musicload offers more than 360,000 titles, has 450,000 customers and registered 910,000 downloaded files in October. Of these, 290,000 downloads were sold in the context of the 1-cent Birthday Special campaign on 11 October. With these results, Musicload is especially successful in the Top Ten single charts. The T-Online platform cooperates with all major record companies, as well as Independent labels. Costs per title at Musicload range from €0.99 to €1.59, while album prices start at €9.95.

T-Online International AG
Corporate Communications

Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Martin Frommhold
Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

Pressemitteilung/Press Release

Musicload schließt Vertrag mit Four Music - Repertoire des Independent-Labels ab sofort online verfügbar

T-Online/Darmstadt, 11. November 2004 - Musicload, das Musik-Portal von T-Online, hat sich vertraglich mit Four Music auf eine langfristige Vertriebspartnerschaft geeinigt. Zukünftig wird das Repertoire des Independent-Labels nahezu vollständig bei Musicload erhältlich sein. Damit baut Musicload sein repräsentatives Spektrum an Musik aus Deutschland weiter aus.

Max Herre, Joy Denalane, Turntablerocker und andere: Viel versprechende Künstler, die in Deutschland Erfolge feiern, sind bei Four Music unter Vertrag. „Wir bauen unsere Geschäftsbeziehungen zu unabhängigen Labels konsequent aus", kommentiert Thorsten Schliesche, Senior Manager Produktmarketing eCommerce bei T-Online. „Dabei ist Four Music als eines der größten deutschen Independent-Label für uns von enormer Bedeutung."

Die Nachfrage belegt: Mit einem Anteil von 20 Prozent an den Gesamtverkäufen von Independents spielt der Online-Handel eine wesentliche Rolle im Musik-Vertrieb. „Wir bauen damit nicht nur unser Portfolio aus, sondern sichern auch die Glaubwürdigkeit bei den Konsumenten", so Thorsten Schliesche. Damit spiegelt das Angebot bei Musicload eine wichtige Markttendenz wider: Junge und innovative Musik aus Deutschland nimmt neben internationalen Acts an Bedeutung zu.

Musicload von T-Online startete am 11. Oktober 2003. Das Portal zählt heute zu den führenden Anbietern für legalen Musikdownload. Musicload bietet mehr als 360.000 Titel, hat 450.000 Kunden und verzeichnete im Oktober 910.000 heruntergeladene Dateien. Davon wurden 290.000 Downloads im Rahmen der 1-Cent-Geburtstagsaktion am 11. Oktober verkauft. Mit diesen Ergebnissen ist Musicload besonders bei den Top-Ten-Single-Charts erfolgreich. Die Plattform von T-Online arbeitet mit allen großen Plattenfirmen aber auch mit Independent-Labels zusammen. Ein Titel kostet bei Musicload zwischen 99 Cent und 1,59 Euro, ein Album ab 9,95 Euro.

Musicload signs contract with Four Music - Effective immediately: repertoire of independent label available online

T-Online/Darmstadt, 11 November - Musicload, the T-Online music portal, has entered into a long-term distribution alliance with Four Music. In future, virtually the entire repertoire of the independent label will be available at Musicload. In this way, Musicload further expands its representative range of music from Germany.

Max Herre, Joy Denalane, Turntablerocker and others: Highly promising artists who have scored smash successes in Germany are under contract with Four Music. "We are systematically expanding our business relations with independent labels,"

comments Thorsten Schliesche, Senior Manager Product Marketing eCommerce at T-Online. "And as one of the largest German independent labels, Four Music is of tremendous importance for us."

As demand goes to show: Accounting for 20 percent of total indie sales, online business plays a crucial role in music distribution. "With this agreement we are not only expanding our portfolio, but also assuring credibility among consumers," Schliesche adds. The Musicload portfolio reflects an important market trend: young and innovative music from Germany is gaining in importance along with international acts.

Musicload by T-Online was launched on 11 October 2003. The portal today is one of the leading providers of legal music downloads. Musicload offers more than 360,000 titles, has 450,000 customers and registered 910,000 downloaded files in October. Of these, 290,000 downloads were sold in the context of the 1-cent Birthday Special campaign on 11 October. With these results, Musicload is especially successful in the Top Ten single charts. The T-Online platform cooperates with all major record companies, as well as Independent labels. Costs per title at Musicload range from €0.99 to €1.59, while album prices start at €9.95.

T-Online International AG
Corporate Communications

Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

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